UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ADT Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00090Q 10 3

(CUSIP Number)

September 17, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00090Q 10 3	SCHEDULE 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Google LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	SOLE VOTING POWER 54,744,525(1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 54,744,525(2)
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,744,525(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%(4)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of 54,744,525 shares of Class B common stock, par value $0.01 per share, of the Issuer (as defined below) (“Class B Common Stock”) held directly by Google LLC, which are convertible into shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) on a one-for-one basis subject to certain conditions and adjustments. XXVI Holdings Inc. (the managing member of Google LLC) and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote these shares.

(2)

Consists of 54,744,525 shares of Class B Common Stock held directly by Google LLC, which are convertible into shares of Common Stock on a one-for-one basis subject to certain conditions and adjustments. XXVI Holdings Inc. (the managing member of Google LLC) and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of these shares.

(3)	The Reporting Persons (as defined below) disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
(4)

The percentages used herein are calculated based upon the 770,433,609 shares of Common Stock issued and outstanding as of July 29, 2020 (including unvested shares of Common Stock), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on August 5, 2020, plus the shares of Common Stock issuable upon the conversion of the Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 00090Q 10 3	SCHEDULE 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	SOLE VOTING POWER 54,744,525(1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 54,744,525(2)
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,744,525(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%(4)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 54,744,525 shares of Class B Common Stock held directly by Google LLC, which are convertible into shares of Common Stock on a one-for-one basis subject to certain conditions and adjustments. XXVI Holdings Inc. (the managing member of Google LLC) and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote these shares.

(2)

Consists of 54,744,525 shares of Class B Common Stock held directly by Google LLC, which are convertible into shares of Common Stock on a one-for-one basis subject to certain conditions and adjustments. XXVI Holdings Inc. (the managing member of Google LLC) and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of these shares.

(3)	The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
(4)

The percentages used herein are calculated based upon the 770,433,609 shares of Common Stock issued and outstanding as of July 29, 2020 (including unvested shares of Common Stock), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on August 5, 2020, plus the shares of Common Stock issuable upon the conversion of the Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 00090Q 10 3	SCHEDULE 13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	SOLE VOTING POWER 54,744,525(1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 54,744,525(2)
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,744,525(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%(4)
12	TYPE OF REPORTING PERSON CO, HC

(1)

Consists of 54,744,525 shares of Class B Common Stock held directly by Google LLC, which are convertible into shares of Common Stock on a one-for-one basis subject to certain conditions and adjustments. XXVI Holdings Inc. (the managing member of Google LLC) and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote these shares.

(2)

Consists of 54,744,525 shares of Class B Common Stock held directly by Google LLC, which are convertible into shares of Common Stock on a one-for-one basis subject to certain conditions and adjustments. XXVI Holdings Inc. (the managing member of Google LLC) and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of these shares.

(3)	The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
(4)

The percentages used herein are calculated based upon the 770,433,609 shares of Common Stock issued and outstanding as of July 29, 2020 (including unvested shares of Common Stock), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on August 5, 2020, plus the shares of Common Stock issuable upon the conversion of the Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 00090Q 10 3	SCHEDULE 13G	Page 5 of 8

Item 1.	(a) Name of Issuer:

ADT Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

1501 Yamato Road

Boca Raton, Florida 33431

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person,” and together, the “Reporting Persons”):

Google LLC

XXVI Holdings Inc.

Alphabet Inc.

Each of Google LLC, XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may be deemed to have sole power to vote or sole power to dispose of the securities owned directly by Google LLC. The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(b) Address or Principal Business Office, or, if None, Residence:

The address of the principal business office for each of the Reporting Persons is:

1600 Amphitheatre Parkway

Mountain View, CA 94043

(c) Citizenship:

Google LLC is a Delaware limited liability company, XXVI Holdings Inc. is a Delaware corporation, and Alphabet Inc. is a Delaware corporation.

(d) Title of Class of Securities:

Common Stock, $0.01 par value

(e) CUSIP Number:

00090Q 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See the responses to row 9 on the attached cover pages for each Reporting Person.

(b)	Percent of class: See the responses to row 11 on the attached cover pages for each Reporting Person.

CUSIP No. 00090Q 10 3	SCHEDULE 13G	Page 6 of 8

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the responses to row 5 on the attached cover pages for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See the responses to row 6 on the attached cover pages for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to row 7 on the attached cover pages for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See the responses to row 8 on the attached cover pages for each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00090Q 10 3	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2020

GOOGLE LLC

By:	/s/ Kenneth H. Yi
Name:	Kenneth H. Yi
Title:	Assistant Secretary

XXVI HOLDINGS INC.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary

ALPHABET INC.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary

CUSIP No. 00090Q 10 3	SCHEDULE 13G	Page 8 of 8

EXHIBIT INDEX

The following exhibits are filed herewith as part of this Schedule 13G:

Exhibit Number	Exhibit

99.1	Joint Filing Agreement